MOCA, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

Page
INDEPENDENT AUDITOR’S REPORT	1

FINANCIAL STATEMENTS:
Balance Sheets	4
Statements of Income	5
Statements of Changes in Members’ Equity	6
Statements of Cash Flows	7
Notes to the Financial Statements	8-15

March 24, 2021, except for note 1(a),
as to which the date is April 22, 2021

To the Board of Managers
MOCA, LLC
Chicago, Illinois

Independent Auditor’s Report

Report on the Audit of the Financial Statements

We have audited the accompanying financial statements of MOCA, LLC (the Company) (an Illinois corporation), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the United States of America, together with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants, and we have fulfilled our other ethical responsibilities in accordance with those requirements, respectively.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for evaluating whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued, and for disclosing, as applicable, matters related to this evaluation unless the liquidation basis of accounting is being used by the entity.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error. Reasonable assurance is a high level of assurance, but it is not a guarantee that an audit will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.
HILL, BARTH & KING LLC | 3838 TAMIAMI TRAIL NORTH, SUITE 200 NAPLES, FLORIDA 34103 | TEL 239-263-2111 FAX 239-263-0496 | HBKCPA.COM

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. We design audit procedures responsive to those risks and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error because fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation, structure, and content of the financial statements, including disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

As part of an audit, we exercise professional judgment and maintain professional skepticism throughout the audit. We also conclude on the appropriateness of management’s use of the going concern basis of accounting, and based on the audit evidence obtained, whether substantial doubt exists related to the Company’s ability to continue as a going concern. If we conclude that substantial doubt exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies or material weaknesses in internal control that we identify during our audit.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MOCA, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Cannabis Laws

As discussed in Note 8 to the financial statements, the Company operates in the cannabis industry which is legal in the state of Illinois but illegal under United States federal law. Our opinion is not modified with respect to this matter.

/s/ Hill, Barth & King LLC

Certified Public Accountants

MOCA, LLC
Balance Sheets

December 31, 2020 and 2019

	2020	2019
Assets

Current Assets:
Cash	$2,470,457	$415,950
Accounts receivable	276,510	–
Inventories	1,254,904	153,327
Prepaid expenses and other current assets	35,213	333,138

Total Current Assets	4,037,084	902,415

Property and equipment, net	725,411	373,845
Deposits and other assets	83,000	28,000

TOTAL ASSETS	$4,845,495	$1,304,260

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses	$727,312	$57,500
Income taxes payable	1,356,053	–

Total Current Liabilities	2,083,365	57,500

Long-Term Liabilities:
Deferred rent	502,680	76,843

TOTAL LIABILITIES	2,586,045	134,343

MEMBERS EQUITY	2,259,450	1,169,917

TOTAL LIABILITIES AND MEMBERS' EQUITY	$4,845,495	$1,304,260

The accompanying notes are an integral part of these financial statements

MOCA, LLC
Statements of Income

For the Years Ended December 31, 2020 and 2019

	2020	2019

Revenues, Net of Discounts	$21,626,283	$7,863,660
Costs of Goods Sold	11,288,403	4,119,717

Gross Profit	10,337,880	3,743,943

Operating Expenses:
Selling, General and Administrative Expenses	6,095,294	1,460,926

Income from Operations Before Income Taxes	4,242,586	2,283,017

Provision for Income Taxes	3,153,053	1,052,227

Net Income	$1,089,533	$1,230,790
The accompanying notes are an integral part of these financial statements

MOCA, LLC
Statements of Changes in Members’ Equity

For the Years Ended December 31, 2020 and 2019

Balance, January 1, 2019	$695,983

Net Income	1,230,790

Distributions To Members	(756,856)

Balance, December 31, 2019	$1,169,917

Net Income	1,089,533

Members Contributions	10,000,000

Distributions to Members	(10,000,000)

Balance, December 31, 2020	$2,259,450
The accompanying notes are an integral part of these financial statements

MOCA, LLC

Statements of Cash Flows For the Years Ended December 31, 2020 and 2019

	2020	2019
Cash Flows From Operation Activities
Net income	$1,089,533	$1,230,790
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	175,787	56,435
Changes in assets and liabilities:
Accounts receivable	(276,510)	–
Inventories	(1,101,577)	(16,657)
Prepaid expenses and other current assets	297,925	(305,870)
Deposits and other assets	(55,000)	50,000
Accounts payable and accrued expenses	669,812	(90,925)
Income taxes payable	1,356,053	–
Deferred rent	425,837	6,079

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,581,860	929,852

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(527,353)	(15,090)

NET CASH USED IN INVESTING ACTIVITIES	(527,353)	(15,090)

CASH FLOWS FROM FINANCING ACTIVITIES:
Members' contributions	10,000,000	–
Distributions to members	(10,000,000)	(756,856)

NET CASH USED IN FINANCING ACTIVITIES	–	(756,856)

NET INCREASE IN CASH	2,054,407	157,906

CASH, BEGINNING OF YEAR	415,950	258,044

CASH, END OF YEAR	$2,470,457	$415,950

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for taxes	$1,797,000	$1,114,302
The accompanying notes are an integral part of these financial statements

MOCA, LLC
Notes to the Financial Statements

December 31, 2020 and 2019

1. NATURE OF OPERATIONS

(a)Business Description

MOCA, LLC (the “Company”) owns and operates two dispensaries in Chicago, Illinois. The Logan Square location opened in 2016 and sells both medical and recreational cannabis. The River North location, which opened in 2020, sells recreational cannabis.

On August 1, 2020, the Company entered into an agreement with Ascend Illinois, LLC to sell its membership units for total consideration of approximately $22,311,000 consisting of $21,173,806 in cash, including working capital adjustments, and 4,062,500 common units of Ascend Wellness Holdings, LLC (“AWH”), which reflects a 2-for-1 reverse split of AWH's common units that was effected on April 22, 2021.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)Basis of Accounting

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and reflect the accounts and operations of the Company.

(b)Revenue

Revenue is recognized at the point of sale, at which time title and risk of loss pass to the customers. The Company has customer loyalty programs in which retail customers accumulate points for each dollar of spending. These points are recorded as a contract liability until customers redeem their points for discounts on cannabis and vape products as part of an in-store sales transaction.

(c)Cash

Cash include cash deposits in financial institutions and other deposits that are readily convertible to cash. The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. At times cash may be in excess of Federal Deposit Insurance Corporation (FDIC) limits.

(d)Accounts Receivables

Accounts receivable represents payments owed from third party payments processors. Account balances are charged off against the allowance when the Company believes it is probable the receivable will not be recovered. As of December 31, 2020 and 2019, the Company did not have an allowance for doubtful accounts.

(e)Inventories

Inventories consist of cannabis and non-cannabis products that are valued at cost and subsequently at the lower of cost and net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the weighted average cost basis. The Company reviews its

MOCA, LLC
Notes to the Financial Statements

December 31, 2020 and 2019

inventories for obsolete, redundant and slow-moving goods and any such inventories are written down to net realizable value. There were no reserves for obsolete inventories as of December 31, 2020 and 2019.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation and impairment losses, if any. Expenditures that materially increase the life of the assets are capitalized. Ordinary repairs and maintenance are expensed as incurred. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Furniture and Fixtures	7 Years
Equipment	5-7 Years
Leasehold Improvements	Remaining Life of Lease of Useful Life

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial statement year-end and adjusted prospectively, if appropriate. An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in operations in the year the asset is derecognized.

(g)Impairment of Long-Lived Assets

The Company accounts for its long-lived assets such as property and equipment and intangible assets in accordance with FASB ASC Topic No. 360, "Accounting for the Impairment or Disposal of Long-lived Assets" ("ASC 360").

Management reviews long-lived assets for impairment whenever changes in events or circumstances indicate the assets may be impaired, but no less frequently than annually. Pursuant to ASC 360, an impairment loss is to be recorded when the net book value of an asset exceeds the undiscounted cash flows expected to be generated from the use of the asset. If an asset is determined to be impaired, the asset is written down to its realizable value, and the loss is recognized in the statement of income in the period when the determination is made. No impairment charges for long-lived assets have been recorded for the years ended December 31, 2020 and 2019.

(h)Leased Assets

A lease of property and equipment is classified as a capital lease if it transfers substantially all the risks and awards incidental to ownership to the Company. A lease of property and equipment is classified as an operating lease whenever the terms of the lease do not transfer substantially all of the risks and rewards of ownership to the lessee. Lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which the economic benefits are consumed.

MOCA, LLC
Notes to the Financial Statements

December 31, 2020 and 2019

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)Income Taxes

Income tax expense consisting of current and deferred tax expense is recognized in the Statements of Income based on the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery, if any, are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized, or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

The Company is subject to U.S. Internal Revenue Code Section 280E. The section disallows deductions and credits attributable to a trade or business of trafficking in controlled substances. Under U.S. law marijuana is a Schedule I controlled substance. The Company has taken the position that any costs included in the cost of goods sold should not be treated as amounts subject to the Section 280E expense disallowance.

There are no positions for which it is reasonably possible that the uncertain tax benefit will significantly increase or decrease within twelve months. The Company files income tax returns in the United States and Illinois. The federal statute of limitation remains open for the 2017 tax year to the present. The state income tax returns generally remain open for the 2017 tax year through the present.

(j)Fair Value of Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

There were no transfers between levels during the years ended December 31, 2020 and 2019.

MOCA, LLC
Notes to the Financial Statements

December 31, 2020 and 2019

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)Significant Accounting Judgments, Estimates, and Assumptions

The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Significant estimates inherent in the preparation of the Company’s financial statements include the assumptions related to the estimated useful lives for property and equipment.

The novel coronavirus commonly referred to as “COVID-19” was identified in December 2019 in Wuhan, China. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, and on March 11, 2020, the spread of COVID-19 was declared a pandemic by the World Health Organization. On March 13, 2020, the spread of COVID-19 was declared a national emergency by President Donald Trump. The outbreak has spread throughout Europe, the Middle East and North America, causing companies and various international jurisdictions to impose restrictions such as quarantines, business closures and travel restrictions.

While these effects are expected to be temporary, the duration of the business disruptions and related financial impact cannot reasonably be estimated at this time. In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

(l)Recent Accounting Pronouncements

(i)The FASB issued ASU 2014-09, Revenue from Contracts with Customers, (Topic 606) (ASU 2014-09), in May 2014. ASU 2014-09 sets forth a new five-step revenue recognition model that will require the use of more estimates and judgment. ASU 2014-09 will replace current revenue recognition requirements in Topic 605, Revenue Recognition, in its entirety. The standard also requires more detailed disclosures and provides additional guidance for transactions that were not addressed completely in prior accounting guidance. ASU 2014-09 is effective for annual financial statements of private companies issued for fiscal years beginning after December 15, 2019, and should be applied retrospectively in the year the ASU is first applied using one of two allowable application methods. The Company has adopted this ASU as of January 1, 2019. The impact of the new standard on the financial statements was not significant.

(ii)In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASC 842”), which will replace ASC 840, “Leases”. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. For private companies, the standard will be effective for annual periods beginning on or after December 15 2021, with earlier application permitted. The standard requires a modified retrospective approach for leases that exist or are entered into after

MOCA, LLC
Notes to the Financial Statements

December 31, 2020 and 2019

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(l) Recent Accounting Pronouncements (Continued)

the beginning of the earliest comparative period in the financial statements. The Company is currently evaluating the effect of adopting this ASU on the Company’s financial statements.

(iii)In June 2016, the FASB issued ASC 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires entities to measure all expected credit losses for most financial assets held at the reporting date based on an expected loss model which includes historical experience, current conditions, and reasonable and supportable forecasts. Companies will now use forward-looking information to better form their credit loss estimates. ASU 2016-13 also requires enhanced disclosures to help financial statement users better understand significant estimates and judgements used in estimating credit losses, as well as the credit quality and underwriting standards of a company’s portfolio. For private companies, ASU 2016-13 is effective for annual periods beginning after December 15, 2022. The Company does not believe that the impact of the new standard on its financial statements will be material.

(iv)In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. For private companies, ASU 2019-12 is effective for annual periods beginning and after December 15, 2021. The Company is currently evaluating the effect of adopting this ASU on the Company’s financial statements.

(v)In October 2018, the FASB issued ASU 2018-17, Targeted improvements to related party guidance for variable interest entities which amended the Consolidation topic (Topic 810) of the Accounting Standards Codification. Under the amended guidance, a nonpublic entity has the option to exempt itself from applying the variable interest entity (VIE) consolidation model to qualifying common control arrangements. The amendments are effective for annual periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021, with early adoption permitted. The Company adopted the amended guidance and elected to exempt itself from applying the VIE consolidation model to qualifying common control arrangements in 2019.

3. INVENTORIES

The Company’s inventories include the following at December 31, 2020 and 2019:

	2020	2019

Canabis	$1,225,083	$147,760
Non-Canabis	29,821	5,567

Total Inventories	$1,254,904	$153,327

MOCA, LLC
Notes to the Financial Statements

December 31, 2020 and 2019

4. PROPERTY AND EQUIPMENT

At December 31, 2020 and 2019, property and equipment consisted of:

	2020	2019

Furniture and Fixtures	$10,899	$10,899
Equipment	380,787	108,406
Leasehold Improvements	730,032	475,060

Total Property and Equipment, Gross	1,121,718	594,365
Less: Accumulated Depreciation	(396,307)	(220,520)

Property and Equipment, Net	$725,411	$373,845

5. MEMBERS’ EQUITY

Effective February 1, 2019, MOCA, LLC elected to be treated as a C Corporation for federal income tax purposes. Members’ equity is comprised of one class of units, as described in the Company’s applicable operating agreement.

6. INCOME TAXES

Provision for income taxes consists of the following for the years ended December 31, 2020 and 2019:

	2020	2019
Current Taxes
Federal	$2,170,954	$743,794
State	982,099	308,433

Total income tax expense	$3,153,053	$1,052,222

Effective February 1, 2019, the Company elected to be treated as a C Corporation for Federal income tax purposes.

As the Company operates in the cannabis industry, it is subject to the limitations of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss. The Company has not identified any uncertain tax positions as of December 31, 2020.

MOCA, LLC
Notes to the Financial Statements

December 31, 2020 and 2019

7. LEASE COMMITMENTS

The Company leases certain business facilities from third parties under operating lease agreements that specify minimum rentals. The leases expire through 2029 and contain renewal provisions. Additionally, certain leases provide for rent abatement and escalating payments, and rent expense is calculated on straight-line basis over the terms of the leases with the incentives reported as deferred rent. The Company’s net rent expense for the years ended December 31, 2020 and 2019 was $1,043,722 and $113,912, respectively.

Future minimum lease payments under non-cancelable operating leases having an initial or remaining term of more than one year are as follows:

Year Ending December 31,	Total
2021	$817,995
2022	835,078
2023	852,522
2024	870,333
2025	767,914
2026 and Thereafter	3,063,456

$7,207,298

8. CONTINGENCIES

The Company is subject to lawsuits, investigations and other claims related to employment, commercial and other matters that arise out of operations in the normal course of business. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, such amount is recognized in other liabilities.

Contingent liabilities are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records contingent liabilities for such contracts.

The Company engages in the marijuana business. Marijuana is currently illegal under U.S. federal law. It is a Schedule I controlled substance The Company’s operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2020, marijuana regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

As discussed above, the cultivation, sale, and use of marijuana is illegal under U.S. federal law. Therefore, there is a compelling argument that banks cannot accept deposit funds from the medical marijuana business and therefore would not be able to do business with the Company. As such, the Company may have trouble

MOCA, LLC
Notes to the Financial Statements

December 31, 2020 and 2019

8. CONTINGENCIES (Continued)

finding a bank willing to accept its business. There can be no assurance that banks in U.S. states currently or in the future will decide to do business with medical marijuana growers or retailers, or that in the absence of U.S. legislation, U.S. state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under U.S. federal law. This may make it difficult for the Company to open accounts, use the service of banks, and otherwise transact business, which in turn may negatively affect the Company.

9. SUBSEQUENT EVENTS

Management has evaluated significant events or transactions that have occurred since the balance sheet date and through the date the financial statements were available to be issued. Management has determined that no events or transactions have occurred subsequent to the balance sheet date that require additional disclosure in the financial statements or notes.